SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2002

                            _________________________

                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                            _________________________

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F /X/   Form 40-F


                Indicate by check mark whether the registrant by
              furnishing information contained in this Form is also
                      thereby furnishing information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                    Yes /_/ No /X/

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Bayer Aktiengesellschaft
                                            (Registrant)




Date: January 31, 2002              By:     /s/ ALEXANDER ROSAR
                                            ------------------------------------
                                            Name:    Dr. Alexander Rosar
                                            Title:   Head of Investor Relations



                                            /s/ AXEL STEIGER
                                            -----------------------------------
                                            Name:    Dr. Axel Steiger
                                            Title:   Legal Counsel



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                                  EXHIBIT INDEX


1. One English-language version of a press release dated January 31, 2002, announcing acceptance by the European Medicinal Evaluation Agency of Bayer's filing of a marketing authorization application for vardenafil, a new drug for the treatment of erectile dysfunction.

2. One English-language version of a press release dated January 31, 2002, announcing the designated management group of Bayer CropScience AG, Bayer's planned new subsidiary.